Form G-FIN

[redacted]

11021954

SEC MAIL PROCESSING SECTION RECEIVED MAR 29 2011 WASH. D.C. 200

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☒ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☒ Notice
   B. ☐ Amendment

4. A. Full name of the financial institution: GOMEZ, ANDRES (NMN) D/B/A AG CONSULTANTS

   B. Address of principal office of financial institution:
   460 7th AVENUE BROOKLYN, NY 11215

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
ANDRES GOMEZ	PRESIDENT	917 682 3658

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
GOMEZ	ANDRES	NMN	Managing DIRECTOR

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

ANDRES (First)   (Middle)   Gomez (Last)   PRESIDENT (Title)

[signature] (Manual Signature)   March 24, 2011 (Date)

FORM G-FIN-4

Disclosure Form for Person Associated with a Financial Institution Government Securities Broker or Dealer

OMB APPROVAL
OMB #1535-0089

1. Applicant Name **Gomez** (Last) **Andres** (First) **NMN** (Middle (If none, so specify))

2. Financial Institution Government Securities Broker or Dealer:

   A. Name **AG CONSULTANTS**

   B. Registration Number **8 - 68056** ☐☐☐☐☐☐

   C. Main Address **460 7th avenue**

3. Office of Employment of Applicant **460 7th avenue**

4. Date of Employment of Applicant **11 / 04 / 2008**

5. To Be Filed With The Following (Indicate One):
   - Board of Governors of the Federal Reserve System ☐
   - Comptroller of the Currency ☐
   - Federal Deposit Insurance Corporation ☐
   - Director Office of Thrift Supervision ☐
   - Securities and Exchange Commission ☑

6. It is anticipated that the applicant will perform the following functions in the capacity indicated:

	Capacity: Supervisory	Capacity: Non-Supervisory
A. Underwriting, trading or sales of government securities:	☑	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of government securities:	☑	☐
C. Research or investment advice, other than general economic information or advice, with respect to government securities in connection with the activities described in (A) and (B) above:	☑	☐
D. Activities other than those specifically mentioned which involve communication, directly or indirectly, with public investors in government securities in connection with the activities described in (A) and (B) above:	☑	☐
E. Processing and clearance activities with respect to government securities:	☑	N/A
F. Maintenance of records involving activities described in (A) through (E) above:	☑	N/A

7. For the purpose of verifying the information furnished on this form by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided.

Employer	Name and Position of Person Contacted
AG Consultants	**Olga Pabon Vice President**
JP Morgan Chase	**Loretta Washington Branch Manager**
New England Securities	**Harry Rouzzeau Managing Principal**

Date ____________ Print Name of Supervisor of Applicant ____________ Signature of Supervisor of Applicant ____________

PERSONAL HISTORY OF APPLICANT

8. **Gomez** (Last Name) **Andres** (First) **NMN** (Middle)

9. **055-66-3359** — Social Security Number (Completion is not mandatory)

10. **460 7th avenue** — Resident Street Address

11. **Brooklyn** (City) **NY** (State) **11215** (ZIP Code)

12. **07 / 21/ 1977** — Date of Birth

13. **New York, US** — Place of Birth

14. Any other name ever used or by which known: ____________

15. Employment History
The following is a complete, consecutive statement of all my business connections for the past ten years starting with my current position:

Name of Employer, Complete Address and Type of Business	From Mo. Yr.	To Mo. Yr.	Position Held	Reason for Leaving	Full or Part Time
AG Consultants	06/2008	Present	President	N/A	Full
JP Morgan Chase	06/2007	06/2008	Manager	Transition	Full
New England Financial	05/2004	06/2007	Reg. Rep.	Transition	Full

16. Residential History
The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residential address:

Address (Street, City, State, ZIP Code)	From Mo. Yr.	To Mo. Yr.
460 7th avenue, Brooklyn New york 11215		

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS

17. Definitions
- Investment or Investment-Related - Pertaining to securities, commodities, banking, insurance, or real estate (including, but not limited to acting as or being associated with a government securities broker or dealer, municipal securities dealer, broker-dealer, investment company, investment adviser, futures sponsor, bank, or savings and loan association).
- Involved - Doing an act or aiding, abetting, counseling, commanding, inducing, conspiring with or failing reasonably to supervise another in doing an act.
- Foreign Financial Regulatory Authority - Includes any (a) foreign securities authority; (b) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of investment or investment-related activities; or (c) membership organization, a function of which is to regulate the participation of its members in the activities listed above.

A. Have you, within the 10 years preceding the date of this filing, been convicted of or plead guilty or nolo contendere ("no contest") in a domestic or foreign court to:
(1) a felony or misdemeanor involving: investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, or bribery, forgery, counterfeiting or extortion? .... Yes ☐ No ☑
(2) any other felony? .... Yes ☐ No ☑

B. Has any domestic or foreign court ever:
(1) enjoined you in connection with any investment-related activity? .... Yes ☐ No ☑
(2) found that you were involved in a violation of investment-related statutes or regulations? .... Yes ☐ No ☑

C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment-related regulations or statutes? .... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
(4) entered an order denying, suspending or revoking your registration or disciplined you by restricting your activities? .... Yes ☐ No ☑
(5) imposed a civil money penalty on you, or ordered you to cease and desist from any activity? .... Yes ☐ No ☑

D. Has any other federal regulatory agency, any state regulatory agency, or foreign financial regulatory authority ever:
(1) found you to have made a false statement or omission or been dishonest, unfair or unethical? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of investment regulations or statutes? .... Yes ☐ No ☑
(3) found you to have been a cause of an investment-related business having its authorization to do business denied, suspended, revoked, or restricted? .... Yes ☐ No ☑
(4) entered an order against you in connection with investment-related activity? .... Yes ☐ No ☑
(5) denied, suspended, or revoked your registration or license or otherwise prevented you from associating with an investment related business, or disciplined you by restricting your activities? .... Yes ☐ No ☑
(6) revoked or suspended your license as an attorney, accountant or federal contractor? .... Yes ☐ No ☑

E. Has any self-regulatory organization or commodities exchange:
(1) found you to have made a false statement or omission? .... Yes ☐ No ☑
(2) found you to have been involved in a violation of its rules? .... Yes ☐ No ☑
(3) found you to have been the cause of an investment-related business having its authorization to do business denied, suspended, revoked or restricted? .... Yes ☐ No ☑
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? .... Yes ☐ No ☑

F. Has any foreign government, court, regulatory agency, or exchange ever entered an order against you related to investments or fraud other than as reported in items 17.A., B., or D.? .... Yes ☐ No ☑

G. Are you now the subject of any complaint, investigation, or proceeding that could result in a "yes" answer to parts A-F of this item? .... Yes ☐ No ☑

H. Have you been discharged or permitted to resign because you were accused of:
(1) violating investment-related statutes, regulations, rules, or industry standards of conduct? .... Yes ☐ No ☑
(2) fraud or the wrongful taking of property? .... Yes ☐ No ☑
(3) failure to supervise in connection with investment-related statutes, regulations, rules or industry standards of conduct? .... Yes ☐ No ☑

Date March 23, 2011 Signature of Applicant [signature]

FORM G-FIN-4 ACKNOWLEDGMENT

18. Applicant Name Gomez Andres NMN

19. Financial Institution Government Securities Broker or Dealer Name AG CONSULTANTS

20. Financial Institution Government Securities Broker or Dealer Address 460 7th avenue Brooklyn, NY 11215

Receipt Stamp

21. Attention: Chairman A. Gomez

WHEN THE FORM G-FIN-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 21. THE STAMPED ACKNOWLEDGMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.